UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Del Frisco’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

245077102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G

CUSIP No. 245077102	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS LSF5 Wagon Holdings, LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

13G

CUSIP No. 245077102	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS John P. Grayken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 245077102	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Del Frisco’s Restaurant Group, Inc., to amend the Schedule 13G filed on February 1, 2013 (as amended by this Amendment, the “Schedule 13G”). This Amendment is being filed to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4.	Ownership.

Item 4 is hereby amended and restated as follows:

(a)	Amount beneficially owned:

0 shares.

(b)	Percent of class:

0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [XX]

13G

CUSIP No. 245077102	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LSF5 WAGON HOLDINGS, LLC

By:	/s/ Kyle Volluz	February 6, 2014
Name:	Kyle Volluz
Title:	Vice President

JOHN P. GRAYKEN

By:	/s/ Michael D. Thomson	February 6, 2014
Name:	Michael D. Thomson
Title:	Attorney-in-Fact for John P. Grayken

13G

CUSIP No. 245077102	Page 5 of 5 Pages

Exhibit No.	Description

24.1 *	Power-of-Attorney granted by John P. Grayken in favor of Michael D. Thomson, dated July 23, 2012.

99.1 *	Joint Filing Agreement, dated January 29, 2013.

*	Previously filed on February 1, 2013 as an exhibit to the original Schedule 13G.